Progress Report 4th Quarter 2006

6125 Memorial Drive, Dublin, Ohio 43017 Toll Free 866-MEEDER-1 (633-3371) From Central Ohio: 614-766-7000 Fax: 614-766-6809 www.meederfinancial.com

PROGRESS REPORT
4th Quarter 2006

TABLE OF CONTENTS
OUR MISSION STATEMENT

Every day, our mission is to exceed, with integrity, passion, and discipline, the expectations of our clients’ overall investment experience.

OUR CORE VALUES

The Client Is Our #1 Priority

Always remember whom we are serving. Our livelihood depends on providing a superior overall investment experience that exceeds the expectation of our clients and prospective clients.

Clarity Of Purpose

Our organization has a clear, well-defined vision. All of our associates are committed to and understand how they will contribute to that vision.

Communication

We expect open and effective communication, full reporting, including good and bad news, and constructive feedback.

Integrity

We insist upon honesty and adhere to the highest ethical standards.

Excellence/ Innovation

Our associates strive each day for excellence in the work they perform, seek innovative ways to solve problems and introduce new ideas to take advantage of opportunities. We are a “Think Outside The Box” company.

Associate Well Being

We value the success and well being of our associates. We recognize and reward our associates’ contributions.

Respect For Others

Respect all people, value the differences among them and treat them as you would like to be treated.

Seek First To Understand

When interacting with others, place curiosity and understanding of their perspective FIRST, setting aside preconceived opinions and quick judgment.

Teamwork

We are a synergistic organization that works as a team to exceed our objectives.

Profit

We are profitable. Profitability enhances our services and capabilities, and affords everyone the opportunity to further their financial well-being.

Letter to Clients	1
Performance Review	6
Meeder Small-/Mid-Cap (SMID) Stock Portfolios	8
The Flex-funds Quantex Fund	8
Meeder New Additions Portfolios	9
Meeder Aggressive Growth Mutual Fund Portfolios	10
The Flex-funds Aggressive Growth Fund	10
Meeder Growth Mutual Fund Portfolios	11
The Flex-funds Dynamic Growth Fund	11
The Flex-funds Muirfield Fund	12
Meeder Defensive Equity Mutual Fund Portfolios	12
The Flex-funds Total Return Utilities Fund	13
Meeder Dividend & Growth Portfolios (Taxable & Tax-Deferred)	14
The Flex-funds Money Market Fund	15
Meeder Short-Term Fixed Income Portfolios	16
Meeder Flexible Fixed Income Portfolios	17
The Flex-funds U.S. Government Bond Fund	17

Letter to Clients  December 31, 2006

As we reflect back on 2006, we are more than pleased with the overall performance we have provided our clients. For the full year, 6 of our 7 mutual funds outperformed both their primary benchmark and the average fund’s performance for each of their respective categories. In addition, 6 of our 7 equity based separately managed account portfolios also beat their benchmarks for the full year ending December 31, 2006.

The Market

The financial markets posted strong returns during the fourth quarter of 2006, despite conflicting signs about the overall health of the U.S. economy. Large-company stocks (as measured by the S&P 500) gained 6.2%, and small-cap shares (as measured by the Russell 2000 index) were up 8.6%. Meanwhile, the Dow Jones Industrial Average experienced its best month of the year in October, rising 3.4%, and finished the quarter up 6.7% to close at 12,463.

Those returns helped propel the major market indices to double-digit gains for the year. The Dow Jones Industrial Average gained 19.03% in 2006, the S&P 500 increased 15.79% and the Russell 2000 rose 18.44% (see Charts 1 through 3). Such results would be impressive in any year, but they are especially striking when one considers that all three indices had fallen into negative territory this summer.

Meeder Asset Management Progress Report | 4th Quarter Review	Page 1

Interest Rate cut anticipation helps boost stocks

As charts 1 through 3 show, stocks’ upward climb during the final three months of 2006 was virtually uninterrupted. Much of the strength was fueled by investors’ optimism that the Federal Reserve Board would begin cutting short-term interest rates early in 2007. Interest rate cuts by the Fed typically benefit equity prices. If that occurs, it would be the first time the Fed has cut rates since 2003 (see Chart 4). During that time, of course, the Fed has raised rates a total of 17 times in an effort to prevent the economy from growing too rapidly and to head off inflation. As we pointed out in our December 15th commentary, there are a number of reasons behind investors’ view that the Fed will cut rates in 2007. Chief among them is the fact that the U.S. economy is experiencing a significant slowdown. For example, Gross Domestic Product (GDP) growth in the third quarter of 2006 was 2.0%, down from 2.6% in the second quarter and 5.6% in the first quarter. Although the government has not yet released its GDP figures for the fourth quarter, the current Wall Street consensus estimate is that the economy grew by just 1.9% from October through December (see Chart 5).

The economy’s steady deceleration led many to predict that the Fed will have to cut rates soon. Investors also cheered the news that consumer prices in November were unchanged from the previous month as evidence that inflation was in check and that the Fed has the flexibility to stimulate the economy without causing a spike in prices.

Another key development impacting the markets during the fourth quarter was the November midterm election, in which the control of both the House of Representatives and the Senate changed hands. This is only the third time this has happened in the mid-term elections in over 50 years. Markets hate uncertainty, and as the election neared, much of the uncertainty about which party would emerge victorious was eliminated, and stocks rallied.

A mix of optimism and concern

The sharp rise in stock prices in recent months reflects a positive outlook for an economic “soft landing” during the coming months—a scenario in which the economy grows fast enough to avoid recession, but not so quickly as to cause inflation to surge.

We, too, are generally optimistic about the state of the economy and the financial markets. Recent evidence shows that both consumer spending and retail sales in November rose by the largest amounts in four months, while inflation pressures have eased somewhat. Corporate profits also remain healthy. It is estimated that profits for the companies in the S&P 500 Index rose 14.4% on average in 2006.

That said, we remain concerned about several contradictory and potentially negative economic indicators that could spell trouble for the markets during the coming months. Specific factors that we are watching closely include the following:

* The economic cycle. The steady decline in GDP growth is clear evidence that the economy is in the latter stages of the economic cycle. If the economy continues to slow, corporate profits and stock market returns could suffer.

* Inflation. Inflation continues to run at a relatively high rate. For example, core inflation (which excludes the volatile food and energy sectors) rose 2.2% during the 12 months through November—higher than the Fed’s target inflation rate of 2%. During the fourth quarter of 2006, the core inflation rate was at its highest level in over a decade (see Chart 6).

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* Housing. The housing market suffered a deepening slump throughout most of 2006. Consider, for example, that existing home sales fell for six consecutive months from April through September. During the fourth quarter, the Commerce Department revealed that investment in home building plummeted by 18.7% from July through September—the largest decline in 15 years. Further, despite slight increases in sales of previously owned homes in October and November, prices for existing homes sold in November fell for a record fourth consecutive month on a year-over-year basis.

This pronounced weakness in housing requires close monitoring, as the housing market often has a significant impact on the overall economy. The Wall Street Journal highlighted this relationship in a recent article showing that construction permits to build new homes have declined by nearly 30% since August 2005--and that of the eight similar declines since 1950, seven were followed by recessions (see Chart 7).

* Employment and productivity. The unemployment rate continued to hover near a five-year low during the fourth quarter (see Chart 8). While low unemployment certainly is good news for workers, it also presents the potential to generate excessive wage inflation that can spread to the overall economy. Consider that wages grew by 4.1% during the 12 months through November—significantly higher than the overall rate of inflation. Such wage increases, when combined with relatively low worker productivity in recent months, could fuel inflation.

* The yield curve. Throughout the fourth quarter, the yield on a two-year Treasury note continued to be higher than the yield on a 10-year Treasury bond, resulting in an inverted yield curve. As discussed in previous reports, an inverted yield curve is one in which yields on short-term treasuries rise above yields on longer-term treasuries. Historically, extended inverted yield curves often have been followed by economic slowdowns and recessions.

It’s important to note, however, that predicting recessions is notoriously difficult. Furthermore, it does not appear that a near-term recession is a likely scenario. However, the current state of the yield curve (as well as the housing market) merits careful observation during the coming months.

Given these less-than-ideal conditions, the recent surge in stock prices gives us pause. It appears that many investors are simply chasing returns without paying enough attention to the underlying fundamentals of the economy—some of which are decidedly negative. In our view, investors have adopted an attitude that “all news is good news” and are focusing too much on positive developments while ignoring or downplaying some of the risks associated with this market.

Meeder Asset Management Progress Report | 4th Quarter Review	Page 3

A disciplined, more conservative approach

Our quantitative investment models that help guide us in determining how much of our defensive equity portfolios are invested in the stock market continue to indicate that the risk/reward relationship of the stock market is generally positive. As a result, our defensive equity portfolios participated fully in the market’s fourth quarter performance. This decision benefited the performance of these portfolios as stocks posted impressive gains.

That said, in regards to equity holdings in our defensive equity, growth and aggressive growth strategies, we maintained a relatively conservative strategy in our equity allocation due to the types of risks outlined above. We continued to favor shares of high-quality large companies in sectors such as consumer staples, financial services and utilities, a strategy we adopted earlier in the year. The reason: Large companies tend to deliver more stable and predictable earnings growth than smaller companies during periods when economic growth slows.

Additionally, an examination of price/earnings ratios (P/Es) suggests that small-company stocks are overvalued relative to large-company shares. Consider Chart 9, which compares the P/E ratios of the Russell 2000 Index (small-cap stocks) to the Russell 1000 Index (large-cap stocks) over time. Based on this analysis, large-company stocks offer more attractive valuations--and therefore stronger return potential--than their small-cap peers.

We also emphasized value stocks over growth stocks during the quarter. Value stocks, whose prices are sometimes unfairly beaten down due to short-term problems, typically offer greater downside protection than shares of pricier growth stocks when the economy and markets stumble. We believe that value stocks are likely to perform well on a relative basis during the coming months as investors increasingly begin to appreciate the gap between stock prices and the underlying fundamentals of the economy.

Meanwhile, our fixed-income models suggested that interest rates would decline modestly during the quarter, and we maintained relatively long average maturities in our bond portfolios to lock in yields in anticipation of lower rates.

Looking ahead

Our outlook, on balance, can best be described as cautiously optimistic. While there are encouraging signs about the future, we remain concerned about the overall health of the economy and the financial markets. With that in mind, we will continue to pay close attention to data on the economy, the housing market and inflation, as well as the technical condition and trends of the market, and make appropriate adjustments to the portfolios as necessary.

Given some of the risks we currently face as well as the fact that the economy appears to be in the latter stages of its cycle, we will continue to emphasize attractively valued shares of high-quality large companies that offer the potential for relatively steady earnings growth. Such stocks are likely to perform well in what may be a period of slower-than-expected economic growth.

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It’s important to note that the recent run up in stock prices has encouraged many investors to throw caution to the wind and rush to participate in the markets any way they can. In such environments, emotion and greed can easily cloud rational judgment. By contrast, our quantitative investment disciplines are designed to circumvent emotion-based investing and focus on providing a time-tested, disciplined approach to the long-term growth and protection of capital.

On the following pages you will find a review of our portfolios and mutual funds during the fourth quarter of 2006. Please read the commentaries and performance tables to learn more about the investment decisions that were made in each portfolio during this period.

On behalf of all of the associates at Meeder Asset Management, Inc. and The Flex-funds, I thank you for the continued trust and confidence you have placed in our investment management services. We look forward to working with you and helping you achieve your financial goals.

Sincerely,

Robert S. Meeder, Jr.
President
Meeder Asset Management, Inc.
January 12, 2007

Meeder Asset Management Progress Report | 4th Quarter Review	Page 5

Performance Review
Equity Portfolios
Period & Average Annual Total Returns as of December 31, 2006

	3 Months	1 Year	3 Years	5 Years	10 Years	Since Inception	Inception Date
Meeder Small/Mid-Cap (SMID) Portfolios	9.48%	17.15%	11.92%	13.65%	12.62%	11.57%	9/30/89
S&P 400 Mid-Cap	6.99%	10.32%	13.11%	10.90%	13.46%	12.34%	9/30/89
Russell 2000 Index	8.92%	18.44%	13.66%	11.46%	9.52%	8.99%	9/30/89

The Flex-funds Quantex Fund[1]™	9.38%	16.67%	10.42%	5.22%	6.93%	7.75%	3/20/85
S&P 400 Mid-Cap	6.99%	10.32%	13.11%	10.90%	13.46%	13.09%	3/31/85
Russell 2000 Index	8.92%	18.44%	13.66%	11.46%	9.52%	9.25%	3/31/85

Meeder New Additions Portfolios	2.45%	9.50%	8.19%	-	-	18.93%	12/31/02
S&P 400 Mid-Cap	6.99%	10.32%	13.11%	-	-	18.36%	12/31/02
Russell 2000 Index	8.92%	18.44%	13.66%	-	-	21.27%	12/31/02

Meeder Aggressive Growth Portfolios	6.76%	13.33%	8.22%	5.64%	11.36%	12.38%	12/31/94
NASDAQ Composite Index	7.15%	10.39%	7.17%	4.99%	6.95%	10.21%	12/31/94

The Flex-funds Aggressive Growth Fund	6.71%	13.54%	7.19%	4.67%	-	-2.85%	2/29/00
NASDAQ Composite Index	7.15%	10.39%	7.17%	4.99%	-	-8.81%	2/29/00

Meeder Growth Portfolios	6.95%	16.74%	9.13%	6.95%	10.84%	12.27%	12/31/94
S&P 500 Index	6.70%	15.79%	10.45%	6.19%	8.42%	11.75%	12/31/94

The Flex-funds Dynamic Growth Fund	7.16%	15.96%	8.05%	5.59%	-	-0.26%	2/29/00
S&P 500 Index	6.70%	15.79%	10.45%	6.19%	-	2.20%	2/29/00

The Flex-funds Muirfield Fund®	6.97%	13.62%	7.41%	6.94%	6.31%	8.77%	8/10/88
Blended Index[2]	4.54%	11.50%	7.58%	4.72%	6.56%	8.09%	7/31/88
S&P 500 Index	6.70%	15.79%	10.45%	6.19%	8.42%	11.84%	7/31/88

Meeder Defensive Equity Portfolios	6.96%	13.30%	7.68%	5.48%	5.90%	11.41%	4/1/74
Blended Index[2]	4.54%	11.50%	7.58%	4.72%	6.56%	9.89%	4/1/74
S&P 500 Index	6.70%	15.79%	10.45%	6.19%	8.42%	12.19%	4/1/74

The Flex-funds Total Return Utilities Fund	10.12%	17.68%	17.49%	5.46%	8.43%	9.76%	6/21/95
S&P 500 Utilities Index	9.15%	20.99%	20.69%	9.17%	8.22%	8.92%	6/30/95

Meeder Tax-Deferred Dividend & Growth Portfolios	7.97%	23.34%	13.51%	-	-	18.40%	3/31/03

Meeder Taxable Dividend & Growth Portfolios	8.36%	23.74%	13.79%	-	-	18.79%	3/31/03
Dow Jones Select Dividend Index	7.65%	19.60%	13.61%	-	-	21.03%	3/31/03

[1]
Performance for periods 3 years and longer represent a combination of The Quantex Fund’s™ current investment strategy and the Fund’s prior investment strategies. Prior to April 30, 2005, the Fund was known as The Highlands Growth Funds and employed a large-cap stock investment strategy. The Fund’s current investment strategy focuses on small- and mid-cap stocks, similar to the Meeder Small/Mid-Cap (SMID) Portfolios.

[2]	The blended index is comprised of 60% of the S&P 500 Index and 40% of the average 90-day U.S. Treasury bill.

Please review additional performance-related footnotes on the following page.

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Performance Review
Fixed Income Portfolios
Period & Average Annual Total Returns as of December 31, 2006

	3 Months	1 Year	3 Years	5 Years	10 Years	Since Inception	Inception Date
The Flex-funds Money Market Fund (Retail Class)	1.23%	4.71%	2.86%	2.22%	3.69%	5.03%	3/27/85
Current & Effective Yields*	7-day simple: 4.92%			7-day compound: 5.03%
Lipper Average General-Purpose Money Market Fund	1.12%	4.20%	2.38%	1.73%	3.25%	4.65%	3/31/85

The Flex-funds Money Market Fund (Institutional Class)	1.27%	4.86%	-	-	-	3.91%	12/28/04
Current & Effective Yields*	7-day simple: 5.06%			7-day compound: 5.18%
iMoneyNet, Inc. Average First-Tier Institutional Money Market Fund	1.26%	4.79%	-	-	-	3.85%	12/31/04

Meeder Short-Term (30-3) Fixed Income Portfolios	0.70%	4.08%	1.67%	2.31%	4.13%	5.11%	12/31/88
Average 90-day US Treasury bill	1.29%	5.07%	3.27%	2.51%	3.76%	4.55%	12/31/88

Meeder Flexible Fixed Income Portfolios	0.68%	3.65%	2.10%	3.22%	4.57%	6.14%	12/31/88
Lehman Bros. Intermediate-Term Government/Credit Index	1.03%	4.08%	2.89%	4.52%	5.80%	7.04%	12/31/88

The Flex-funds U.S. Government Bond Fund	1.04%	4.13%	1.86%	2.19%	3.76%	5.59%	5/9/85
Lehman Bros. Intermediate-Term Government/Credit Index	1.03%	4.08%	2.89%	4.52%	5.80%	4.92%	4/30/85

*
The current and effective yields quoted for The Money Market Fund are as of December 31, 2006. Yield quotations more closely reflect the current earnings of The Money Market Fund than do total return quotations. To obtain the current 7-day yields for The Money Market Fund, call The Flex-funds Shareholder Services toll free at 800-325-3539 or 614-760-2159.

Past performance is not a guarantee of future results. All performance figures represent total returns and average annual total returns or current and effective yields for the periods ended December 31, 2006. Investment performance assumes reinvestment of all dividend and capital gain distributions. The investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Investments in The Money Market Fund (either class) are neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in The Money Market Fund (either class.) Expenses were waived and/or reimbursed in The Flex-funds during the periods shown in these tables.

To obtain a prospectus containing more information about The Flex-funds, including other fees and expenses that apply to a continued investment in the Funds, you may call (800)325-3539, or write to P.O. Box 7177, Dublin, OH 43017. Please read the prospectus carefully before investing.

Meeder Portfolios are comprised of a composite of private accounts managed by Meeder Asset Management. These Portfolios are not mutual funds or other commingled investment vehicles registered with the Securities & Exchange Commission. Results are dollar-weighted averages of those accounts with similar investment objectives. Results are net of maximum applicable management fees and assume reinvestment of all dividend and capital gains distributions in the Meeder Portfolios.

Note on comparative indices: Returns for an index, such as those whose performance is represented in the table above, do not reflect fees, brokerage commissions, or other expenses associated with investing. One cannot invest directly in an index. Source for equity index data: Bloomberg LP. Source for fixed income index data: Morningstar, Inc. Source for average general-purpose money market fund performance: Lipper, Inc. Source for average first-tier institutional money market funds performance: iMoneyNet, Inc.

Meeder Asset Management Progress Report | 4th Quarter Review	Page 7

Meeder Small/Mid-Cap (SMID) Stock Portfolios
The Flex-funds Quantex Fund™

Both the Meeder Small/Mid Cap (SMID) Stock Portfolios and The Quantex Fund had a strong 4th Quarter, returning 9.48% and 9.38%, respectively. In comparison, the S&P Mid-Cap 400 Index returned 6.99% for the 4th quarter. In 2006, of all the market capitalization ranges for stocks, mid-caps underperformed, on a relative basis, by the greatest amount. With that in mind, we are very pleased that for 2006, both the Portfolios and the Fund outperformed their primary benchmark, returning 17.15% and 16.67%, respectively, while the S&P 400 Mid-Cap Index returned 10.32%.

Over longer time periods (3-, 5-, and 10-year periods ending December 31, 2006), the results of the investment strategy consistently used by the Portfolios and the Fund, as represented by the performance of the Meeder Mid/Small Cap (SMID) Stock Portfolios, have been better than or in line with both the S&P 400 Mid-Cap and Russell 2000 indices.

The Portfolios and the Fund employ a quantitative stock selection process that has been applied consistently since 1989. The rankings from this financial model are then used to determine which stocks are to be added or removed from the portfolio on an annual basis.

Both the Portfolios and the Fund carried overweight positions in value stocks throughout the year. Value stocks outperformed the overall market for both the quarter and the year, adding to both the Portfolios and the Funds relative outperformance. Strong performers included Allegheny Technologies, Inc. up over 150% for the year and Big Lots, Inc. up over 90%. Dana Corp. was the biggest disappointment, declining 80% for the year.

In early 2007, we rebalanced both the Portfolios and the Fund. As a result, in 2007, the fund is underweighted in both Energy and Financials, while being overweight in Technology Hardware and Consumer Goods. Again in 2007, the fund will contain more value oriented stocks than growth oriented stocks.

Performance Perspective

Period & Average Annual Total Returns as of December 31, 2006	3 Months	1 Year	3 Years	5 Years	10 Years	Since Inception	Inception Date
Meeder Small/Mid-Cap (SMID) Stock Portfolios	9.48%	17.15%	11.92%	13.65%	12.62%	11.57%	9/30/89
S&P 400 Mid-Cap Index	6.99%	10.32%	13.11%	10.90%	13.46%	12.34%	9/30/89
Russell 2000 Index	8.92%	18.44%	13.66%	11.46%	9.52%	8.99%	9/30/89
The Flex-funds Quantex Fund	9.38%	16.67%	10.42%	5.22%	6.93%	7.75%	3/20/85
S&P 400 Mid-Cap Index	6.99%	10.32%	13.11%	10.90%	13.46%	13.09%	3/31/85
Russell 2000 Index	8.92%	18.44%	13.66%	11.46%	9.52%	9.25%	3/31/85

The Meeder Small/Mid-Cap (SMID) Stock Portfolios are comprised of a composite of private accounts managed by Meeder Asset Management. These Portfolios are not mutual funds or other commingled investment vehicles registered with the Securities & Exchange Commission. Results are dollar-weighted averages of those accounts with similar investment objectives. Results are net of maximum applicable management fees and assume reinvestment of all dividend and capital gain distributions. Performance for The Quantex Fund™ for periods 3 years and longer represent a combination of the Fund’s current investment strategy and the Fund’s prior investment strategies. Prior to April 30, 2005, the Fund was known as The Highlands Growth Fund® and employed a large-cap stock investment strategy. The Fund’s current investment strategy focuses on small- and mid-cap stocks similar to the Meeder Small/Mid-Cap (SMID) Stock Portfolios. Source for index data: Bloomberg LP. Please refer to additional performance-related disclosure for the Portfolios and the Fund on Page 7 of this report.

Average Portfolio Holdings as of December 31, 2006

Portfolio holdings are subject to change.

Investment Goals & Strategies

The Meeder Small/Mid-Cap (SMID) Stock Portfolios and The Flex-funds Quantex Fund™ seek to provide investors with consistent small- and mid-cap stock performance and to outperform the S&P 400 Mid-Cap and Russell 2000 indices. The Portfolios and the Fund employ a quantitative investment strategy which selects stocks that fall within a predetermined range of market capitalization. Initially, the Portfolios are equally weighted and rebalanced periodically to stay within the predetermined market capitalization range. The Meeder Small/Mid-Cap (SMID) Stock Portfolios and The Quantex Fund remain fully invested in the equity market at all times.

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Meeder New Additions Stock Portfolios

For the year ended December 31, 2006, the Meeder New Additions Stock Portfolios returned 9.50%. By comparison, the return of the S&P Mid-Cap Index returned 10.32% for the year.

For longer time periods, our analysis of the past performance of the Small/Mid-Cap (SMID) Stock Portfolios have shown that the stocks added to the SMID Portfolios at the beginning of each year enhanced the returns of these Portfolios and outperformed the Russell 2000 Index in eight of the previous ten years. This performance is illustrated in the accompanying table to the right.

Underweighted positions in the energy and utilities sectors detracted from performance for both the 4th quarter and for the year. The portfolios best performing stocks for the year included Thermo Electron Corporation, which returned over 50%, and Avaya Inc, up over 30% for the full year ended December 31, 2006. Radio Shack was the biggest disappointment, declining 19% for the year.

Hypothetical returns for stocks meeting the criteria for The Meeder New Addition Portfolios

Annual returns for the “new additions” to the Meeder Small-/Mid-Cap (SMID) Stock Portfolios for calendar years ended December 31.

	New Additions	Russell 2000 Index		New Additions	Russell 2000 Index
1996	21%	17%	2001	26%	3%
1997	29%	22%	2002	-35%	-20%
1998	19%	-2%	2003	73%	47%
1999	30%	21%	2004	24%	18%
2000	15%	-3%	2005	-4%	5%

The Portfolios will again be underweighted in energy and utilities in 2007. The three sectors with the largest relative holdings include Healthcare, Industrial Materials and Business Services.

Performance Perspective

Period & Average Annual Total Returns as of December 31, 2006	3 Months	1 Year	3 Years	Since Inception	Inception Date
Meeder New Additions Stock Portfolios	2.45%	9.50%	8.19%	18.93%	12/31/02
S&P 400 Mid-Cap Index	6.99%	10.32%	13.11%	18.36%	12/31/02
Russell 2000 Index	8.92%	18.44%	13.66%	21.27%	12/31/02

The Meeder New Additions Stock Portfolios are comprised of a composite of private accounts managed by Meeder Asset Management. These Portfolios are not mutual funds or other commingled investment vehicles registered with the Securities & Exchange Commission. Results are dollar-weighted averages of those accounts with similar investment objectives. Results are net of maximum applicable management fees and assume reinvestment of all dividend and capital gain distributions. Source for index data: Bloomberg, LP. Please refer to additional performance-related disclosure for the Portfolios on Page 7 of this report.

Average Portfolio Holdings as of December 31, 2006

Portfolio holdings are subject to change.

Investment Goals & Strategies

The Meeder New Additions Stock Portfolios seek to provide investors with consistent small- and mid-cap stock performance and to outperform the Russell 2000 Index. The Portfolios employ a quantitative investment strategy that selects for investment those stocks that fall within a predetermined range of market capitalization. The Meeder New Additions Stock Portfolios remains substantially fully invested in the equity market at all times.

Meeder Asset Management Progress Report | 4th Quarter Review	Page 9

Meeder Aggressive Growth Mutual Fund Portfolios
The Flex-funds Aggressive Growth Fund

The Meeder Aggressive Growth Mutual Fund Portfolios and The Flex-funds Aggressive Growth Fund both outperformed their benchmark for the year ended December 31, 2006. The portfolios returned 13.33% for the year, while the Fund returned 13.54%. By comparison, the NASDAQ Composite Index returned 10.39% for the year.

Throughout the year, we have seen a gradual slowing in the economy with 3rd Quarter GDP coming in at 2.0%. This is below the historical average, and under the 3% to 3.5% that is seen as healthy. The ISM manufacturing index, a key measure of manufacturing activity, had declined for 5 months before unexpectedly rising in November. The longer trend has been downward, and a slowing economic environment bodes well for quality large company stocks that have been our emphasis for the past few quarters.

Based on the market’s recent performance, investors are anticipating the Fed will ease their monetary policy stance and a soft landing for the domestic housing market is possible. The futures market was beginning to price in a rate cut in May 2007, but has now begun to look out to August 2007. According to the recent December 12th Federal Reserve meeting notes, “nearly all participants viewed core inflation as uncomfortably high and stressed the importance of further moderation.” While inflation has gradually declined towards the Fed’s target of 1-2%, this has been primarily due to declining energy prices. An unexpected rebound in the domestic economy and/or global growth could put upward pressure on energy prices in 2007. Though more accommodative monetary policy may be ahead, it may not come as soon as the consensus expects.

Historically, Fed interest rate cuts benefit smaller companies that are more dependent on finance rates to generate growth. In our evaluation of relative value of different sections of the domestic economy, we are starting to see some strength in the mid cap and small cap range. With the recent strength in smaller company stocks contingent on the Fed’s next move, we chose not to overweight this area of the market, but to slightly increase our mid cap exposure and initiate a modest 5% position in small cap stocks near the end of the quarter.

As of this writing, our target allocation for the portfolios and the fund is 70% in large-cap stock funds, 15% in mid-cap stock funds, 5% in small-cap stock funds, and 10% in international stock funds.

Performance Perspective

Period & Average Annual Total Returns as of December 31, 2006	3 Months	1 Year	3 Years	5 Years	10 Years	Since Inception	Inception Date
Meeder Aggressive Growth Mutual Fund Portfolios	6.76%	13.33%	8.22%	5.64%	11.36%	12.38%	12/31/94
NASDAQ Composite Index	7.15%	10.39%	7.17%	4.99%	6.95%	10.21%	12/31/94

The Flex-funds Aggressive Growth Fund	6.71%	13.54%	7.19%	4.67%	-	-2.85%	2/29/00
NASDAQ Composite Index	7.15%	10.39%	7.17%	4.99%	-	-8.81%	2/29/00

The Meeder Aggressive Growth Mutual Fund Portfolios are comprised of a composite of private accounts managed by Meeder Asset Management. These Portfolios are not mutual funds or other commingled investment vehicles registered with the Securities & Exchange Commission. Results are dollar-weighted averages of those accounts with similar investment objectives. Results are net of maximum applicable management fees and assume reinvestment of all dividend and capital gains distributions. Source for average fund data: Bloomberg LP. Please refer to additional performance-related disclosure for the Portfolios and the Fund on Page 7 of this report.

Average Portfolio Holdings as of December 31, 2006

Portfolio holdings are subject to change.

Investment Goals & Strategies

The Flex-funds Aggressive Growth Fund and the Meeder Aggressive Growth Mutual Fund Portfolios seek to outperform the NASDAQ Composite Index and the average aggressive growth fund. The Fund and the Portfolios are narrowly focused in those segments of the market which we believe have the most attractive prospects for growth in the current market environment.

Page 10	Meeder Asset Management Progress Report | 4th Quarter Review

Meeder Growth Mutual Fund Portfolios
The Flex-funds Dynamic Growth Fund

The Meeder Growth Mutual Fund Portfolios and The Flex-funds Dynamic Growth Fund both outperformed their benchmark, the S&P 500, for both the quarter and year ended December 31, 2006. The Portfolios returned 6.95% for the quarter and 16.74% for the year, while the Dynamic Growth Fund returned 7.16% for the quarter and 15.96% for the year. By comparison, the S&P 500 returned 6.70% for the quarter and 15.79% for the year.

Throughout the year, we have seen a gradual slowing in the economy, with 3rd Quarter GDP coming in at 2.0%. This is below the historical average, and under the 3% to 3.5% that is seen as healthy. A key measure of manufacturing activity, the ISM manufacturing index has been declining for several months, and was anticipated to dip below 50 (a reading that is consistent with a slowing economy). However, November saw an unexpected increase in manufacturing activity.

Much of the market’s recent performance is based on investors anticipating the Fed will cut its key target rate in 2007 and that the housing market may stabilize. New Home sales in November rose more than expected, at a 3.4% rate above October. November’s supply of new homes also improved to 6.3 months supply from October’s 6.7 months supply. This data suggests that at present a economic soft landing is plausible. Historically when the Fed is cutting rates, smaller companies benefit because they are more dependent on financing their earnings growth. In our current evaluation of domestic market, we are starting to see some relative strength in the smaller cap range, and have adjusted our portfolios. With the recent strength in smaller company stocks contingent on the Fed’s next move, we chose not to overweight this area of the market, but to increase our mid cap exposure by 5% at the end of the quarter.

We have increased our developed international markets exposure to 10%. Capital expenditures remain strong in Europe as companies attempt to enhance productivity and efficiency. Despite declining unemployment, wage pressures in Europe remain relatively stable. Labor concessions fueled by Eastern European immigration and the threat of outsourcing to the East has kept wage inflation subdued.

As of this writing, our target allocation for the portfolios and the fund is 75% in large-cap stock funds, 15% in mid-cap stock funds, and 10% in international stock funds.

Performance Perspective

Period & Average Annual Total Returns as of December 31, 2006	3 Months	1 Year	3 Years	5 Years	10 Years	Since Inception	Inception Date
Meeder Growth Mutual Fund Portfolios	6.95%	16.74%	9.13%	6.95%	10.84%	12.27%	12/31/94
S&P 500 Index	6.70%	15.79%	10.45%	6.19%	8.42%	11.75%	12/31/94

The Flex-funds Dynamic Growth Fund	7.16%	15.96%	8.05%	5.59%	-	-0.26%	2/29/00
S&P 500 Index	6.70%	15.79%	10.45%	6.19%	-	2.20%	2/29/00

The Meeder Growth Mutual Fund Portfolios are comprised of a composite of private accounts managed by Meeder Asset Management. These Portfolios are not mutual funds or other commingled investment vehicles registered with the Securities & Exchange Commission. Results are dollar-weighted averages of those accounts with similar investment objectives. Results are net of maximum applicable management fees and assume reinvestment of all dividend and capital gains distributions. Source for average fund data: Bloomberg LP. Please refer to additional performance-related disclosure for the Portfolios and the Fund on Page 7 of this report.

Average Portfolio Holdings as of December 31, 2006

Portfolio holdings are subject to change.

Investment Goals & Strategies

The Meeder Growth Mutual Fund Portfolios and The Flex-funds Dynamic Growth Fund seek to outperform the S&P 500 Index and the average growth fund. The Portfolios and the Fund are narrowly focused in those segments of the market which we believe have the most attractive prospects for growth in the current market environment.

Meeder Asset Management Progress Report | 4th Quarter Review	Page 11

Meeder Defensive Equity Mutual Fund Portfolios
The Flex-funds Muirfield Fund®

For the quarter and year ended December 31, 2006, the Meeder Defensive Equity Portfolios returned 6.96% and 13.30% respectively, and The Flex-funds Muirfield Fund returned 6.97% and 13.62%, respectively.

Given that, as conditions warrant, the Portfolios and the Fund are sometimes invested “defensively” either partially or fully in cash equivalent securities, we believe the most appropriate comparison of performance is a blended index consisting of 60% of the S&P 500 and 40% of the 90-day U.S. Treasury Bill. For 2006, as well as over the 3-, and 5-year and since inception periods ended December 31, 2006, the Meeder Defensive Equity Portfolios have generally performed better than or in line with this blended index.

As market conditions improved in late September, we increased our equity exposure to a fully-invested position by September 30, 2006. We maintained this 100% equity position throughout the 4th quarter, fully participating in the equity markets strength.

As we look ahead to 2007, we continue our optimistic, but cautious investment strategy. Our equity allocation continues to emphasize large-cap value funds. We continue to believe large-cap stocks hold not only the best opportunities for return in the market over the near term, but could also act as a buffer if the current positive trend of the market begins to falter. The remainder of the portfolio is split between large-cap growth, mid-cap value and international equity funds.

We have adjusted our international exposure to 10%. We favor developed foreign markets with an emphasis on Continental Europe. These markets have consistently offered more attractive relative valuations than the U.S. markets. The main driver of European stocks has been corporate restructuring. Readily available labor from neighboring Eastern European countries has acted to improve wage competition, and productivity gains.

Performance Perspective

Period & Average Annual Total Returns as of December 31, 2006	3 Months	1 Year	3 Years	5 Years	10 Years	Since Inception	Inception Date
The Flex-funds Muirfield Fund®	6.97%	13.62%	7.41%	6.94%	6.31%	8.77%	8/10/88
Blended Index[1]	4.54%	11.50%	7.58%	4.72%	6.56%	8.09%	7/31/88
S&P 500 Index	6.70%	15.79%	10.45%	6.19%	8.42%	11.84%	7/31/88
Meeder Defensive Equity Portfolios	6.96%	13.30%	7.68%	5.48%	5.90%	11.41%	4/1/74
Blended Index[1]	4.54%	11.50%	7.58%	4.72%	6.56%	9.89%	4/1/74
S&P 500 Index	6.70%	15.79%	10.45%	6.19%	8.42%	12.19%	4/1/74

The Meeder Defensive Equity Portfolios are comprised of a composite of private accounts managed by Meeder Asset Management. These Portfolios are not mutual funds or other commingled investment vehicles registered with the Securities & Exchange Commission. Results are dollar-weighted averages of those accounts with similar investment objectives. Results are net of maximum applicable management fees and assume reinvestment of all dividend and capital gains distributions. Source for index and average fund data: Bloomberg, LP. Please refer to additional performance-related disclosure for the Portfolios and the Fund on Page 7 of this report.

[1]	The blended index consists of 60% of the S&P 500 Index and 40% of the average 90-day U.S. Treasury bill.

Average Portfolio Holdings as of December 31, 2006

Portfolio holdings are subject to change.

Investment Goals & Strategies

The Meeder Defensive Equity Mutual Fund Portfolios and The Flex-funds Muirfield Fund® seek to provide investors with a positive rate of return every year regardless of market conditions and to outperform the average asset allocation fund. Through a strategy of defensive investing, we attempt to identify and invest in the segments of the financial markets with the most favorable risk/reward relationships.

Page 12	Meeder Asset Management Progress Report | 4th Quarter Review

The Flex-funds
Total Return Utilities Fund

For the quarter and year ended December 31, 2006, The Flex-funds Total Return Utilities Fund returned 10.12% and 17.68%, respectively. In comparison, the S&P 500 Utilities Index returned 9.15% and 20.99%, respectively, for the same periods.

The differences in performance can be attributed to the Dow Jones Utilities Average and the S&P Utilities Indices composition of large cap electric utilities that our social investing principles exclude from our potential investment universe.

As if to add an exclamation to the points above, we had 17 stocks in the portfolio with returns of 10% or more, and only one (Sprint) appears in the top ten weights for any of the major utility indices. In other words, this quarter’s outperformance came from stocks that are not even meaningful to the indices. Last quarter we suggested that investors would do well to heed the investment characteristics of a portfolio and what the portfolio does in terms of solving their investment concerns rather than buying into the index-mania that has come to characterize the conformist approaches to viewing investments that dominate today.

Portfolio Highlights

We suggested in October that conditions were favorable for this portfolio despite earlier gains, and the quarter was strong across the board, with essential service companies of all types reaching or exceeding absolute and relative valuation records. Foreign telecoms continued on a tear, benefiting from both strong local growth and a softening dollar. Indeed, for the year, three of our top five performers were foreign telecoms---and the same was true for the quarter, though the names were not the same. Previous laggard Brasil Telecom Participacoes led the quarterly list with a gain of over 40%. It was a beneficiary of the re-election of President Lula as well as renewed speculation regarding its acquisition by one of several major players in Brazil, each of which is a reasonable candidate in our view. Both Telefonos de Mexico and America Movil were helped by election results as well, though Mexican politics remains less stable and more contentious than it has been in many years----a factor we’re watching closely. Still, Telmex is one of the world’s cheapest legacy phone companies and America Movil one of its fastest growing, so those two ends of the investment barbell remain attractive to us. PT Telekomunikiasi added another 25% gain, bringing its one year return to over 90% and our return on original cost to over 110%.

Bad news? None of any note this quarter. Cypress Semiconductor fell as takeover speculation was squashed by the company, but we think the value of its majority holding in fast-growing solar company SunPower---the reason why we hold it---will be realized for shareholders sooner rather than later.

Performance Perspective

Period & Average Annual Total Return as of December 31, 2006	3 Months	1 Year	3 Years	5 Years	10 Years	Since Inception	Inception Date
The Flex-funds Total Return Utilities Fund	10.12%	17.68%	17.49%	5.46%	8.43%	9.76%	6/21/95
S&P 500 Utilities Index	9.15%	20.99%	20.69%	9.17%	8.22%	8.92%	6/30/95

Because The Total Return Utilities Fund concentrates its investments in public utility companies, the value of the Fund’s shares may fluctuate more than if invested in a greater number of industries. Changes in interest rates may also affect the value of utility stocks, and rising interest rates can be expected to reduce the Fund’s net asset value. Source for index data: Bloomberg L.P. Please refer to additional performance-related disclosure for the Fund on Page 7 of this report.

Sector Weightings as of December 31, 2006

Sector weightings are subject to change.

Investment Goals & Strategies

The goal of The Flex-funds Total Return Utilities Fund is to outperform the average utility fund, the S&P 500 Utilities Index. The Fund invests primarily in equity securities of domestic and foreign public utility companies in attempting to achieve current income and growth of income. The Fund does not invest in any company involved in the generation of nuclear power.

Meeder Asset Management Progress Report | 4th Quarter Review	Page 13

Meeder Taxable Dividend & Growth Portfolios
Meeder Tax-Deferred Dividend & Growth Portfolios

The Taxable and Tax-Deferred Dividend & Growth Portfolios returned 8.36% and 7.97%, respectively for the three months ended December 31, 2006. For the full year, these portfolios returned 23.74% and 23.34%, respectively. Both portfolios outpaced the Dow Jones Select Dividend Index, which returned 7.65% and 19.60% for the three months and year ended December 31, 2006.

The Dividend & Growth Portfolios (both Taxable and Tax-Deferred) consist of approximately 30 equity securities that have historically paid above-average dividends to investors. With the lower federal tax rate on dividends extended last May through at least 2010, investors continue to reward high-quality companies that are willing to share their profits with shareholders in the form of dividends. Though not a requirement for these Portfolios, approximately 80% of the Portfolios’ current holdings have increased their dividend payouts at some point within the past year.

Leading the dividend increase parade in the 4th quarter were Bank of Hawaii (10% dividend increase), Becton, Dickinson and Company (14% dividend increase) and Emerson Electric (18% dividend increase). Emerson Electric’s increase is notable as it is the 50th consecutive year that the company has increased its dividend.

We made very few changes in the Portfolios over the last six months of the year. These portfolios consist almost exclusively of mid- and large-cap securities that would be considered “value” holdings. The conservative nature of these Portfolios is further evidenced in that, as of December 31, 2006, the average price/earnings ratio of the Portfolios was approximately 16.

Approximately 70% of the Portfolios’ holdings are allocated to the financial, utilities and energy sectors. Though some stocks lagged the Portfolios’ average returns, it is notable that not one single holding of these Portfolios had a negative total return in 2006.

Performance Perspective

Period & Average Annual Total Returns as of December 31, 2006	3 Months	1 Year	3 Years	Since Inception	Inception Date
Meeder Tax-Deferred Dividend & Growth Portfolios	7.97%	23.34%	13.51%	18.40%	3/31/03
Meeder Taxable Dividend & Growth Portfolios	8.36%	23.74%	13.79%	18.79%	3/31/03
Dow Jones Select Dividend Index	7.65%	19.60%	13.61%	21.03%	3/31/03

The Meeder Taxable and Tax-Deferred Dividend & Growth Portfolios are comprised of a composite of private accounts managed by Meeder Asset Management. These Portfolios are not mutual funds or other commingled investment vehicles registered with the Securities & Exchange Commission. Results are dollar-weighted averages of those accounts with similar investment objectives. Results are net of maximum applicable management fees and assume reinvestment of all dividend and capital gains distributions. Source for index and average fund data: Bloomberg, LP. Please refer to additional performance-related disclosure for the Portfolios on Page 7 of this report.

Average Portfolio Holdings as of December 31, 2006

Taxable Portfolios	Tax-Deferred Portfolios

Portfolio holdings are subject to change.

Investment Goals & Strategies

The Meeder Taxable and Tax-Deferred Dividend & Growth Portfolios seek to invest in high-quality companies that offer the prospect for long-term total return as a result of their ability to grow earnings and their willingness to increase dividends over time. The Portfolios remain fully invested in the stock market at all times.

Page 14	Meeder Asset Management Progress Report | 4th Quarter Review

The Flex-funds Money Market Fund
(Retail & Institutional Classes)

The Retail Class of The Flex-funds Money Market Fund continued to rank among the top general-purpose money market funds in the country during the 3-month and 12-month periods ended December 31, 2006, according to iMoneyNet, Inc. More impressively, the Retail Class of The Money Market Fund has ranked in the top 10% of all general-purpose money market funds monitored by iMoneyNet, Inc. for every rolling 12-month period since its inception in 1985.

In the 4th quarter, both the retail and institutional classes of The Money Market Fund continued to maintain a moderate exposure to floating-rate instruments, as well as to corporate securities. This strategy enabled the Fund to earn a higher yield than what would have been realized had the Fund instead targeted a larger exposure to commercial paper, as corporate securities have continued to pay higher yields than commercial paper. The Fund also maintains a high level of liquidity to guard against unforeseen redemptions.

As we had anticipated through our research, the Federal Open Market Committee (FOMC) continued its stance to leave its benchmark rate, the Fed Funds rate, unchanged as it has done since the June 30, 2006 meeting. Economic news and data varied throughout the quarter, providing indications of an economic slowdown with a hint of persistent inflation risk. Despite the discrepancies in data, short term fixed-income interest rates continued to drift slightly lower for a majority of the quarter. These market indications added support to our strategy to maintain an above average weighted average maturity (“WAM”) for the near future.

Looking ahead, we anticipate further pressure on rates to move lower with intermittent recoveries based on market data. Economic data will continue to be the driver for any FOMC decision in the 1st quarter of 2007. Based on our indicators through the 4th quarter of 2006 a move to maintain the benchmark Fed Funds rate at 5.25% appears to be a high probability for the upcoming quarter. During this time of uncertainty though, our strategy will be to remain vigilant for signs of inflationary pressures, yet take advantage of market opportunities to buoy the Fund’s yield without undo risks.

Performance Perspective

Period & Average Annual Total Returns as of December 31, 2006	3 Months	1 Year	3 Years	5 Years	10 Years	Since Inception	Inception Date
The Flex-funds Money Market Fund (Retail Class)	1.23%	4.71%	2.86%	2.22%	3.69%	5.03%	3/27/85
Current & Effective Yields	7-day simple yield: 4.92%			7-day compound yield: 5.03%
Lipper Average General-Purpose Money Market Fund	1.12%	4.20%	2.38%	1.73%	3.25%	4.65%	3/31/85
The Flex-funds Money Market Fund (Institutional Class)	1.27%	4.86%	-	-	-	3.91%	12/28/04
Current & Effective Yields	7-day simple yield: 5.06%			7-day compound yield: 5.18%
iMoneyNet, Inc. Average First-Tier Institutional Money Market Fund	1.26%	4.79%	-	-	-	3.85%	12/31/04

Investments in The Money Market Fund (either class) are neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in The Money Market Fund. Yields more closely reflect the current earnings of The Money Market Fund (either class) than do total return quotations. Source for average general purpose money market fund data and fund rankings: Lipper, Inc. Source for institutional fund data: iMoneyNet, Inc. Please refer to additional performance-related disclosure for the Fund on Page 7 of this report.

Portfolio Holdings as of December 31, 2006

Portfolio holdings are subject to change.

Investment Goals & Strategies

The Flex-funds Money Market Fund invests in first-tier corporate and U.S. Government securities with a maximum maturity of 13 months and maintain a maximum dollar-weighted average maturity of 90 days. The Fund will invest in longer-maturity securities (maximum maturity 13 months) when interest rate trends signal a decline; when the trend in interest rates is increasing, the Fund will invest in shorter maturity securities.

Meeder Asset Management Progress Report | 4th Quarter Review	Page 15

Meeder Short-Term
Fixed Income Portfolios

The Short Term Fixed-Income Portfolios returned 4.08% on average for the year ended December 31,2006. The Portfolios’ benchmark, the average 90-day U.S. Treasury bill, retuned 5.07% for the same period.

The Federal Reserve paused twice during the 4th quarter and has now paused for four consecutive meetings, increasing the likelihood that the Fed rate hike cycle has ended. Currently, the Fed Fund futures are suggesting a no-action through May 2007, with only a 20% chance of a rate cut priced into the May futures. Final Gross Domestic Product (GDP) was revised downward from 2.2% to 2.0% and it appears that it will continue to run below the historical average of 3.0% to 3.5%.

An unexpected 3.4% uptick in new home sales for the month of November was slightly offset by a downward revision of the October figure. On the inflation front, the year over year Personal Consumption Expenditure (PCE) deflator (an indicator that the Fed monitors for inflation) stood at 1.9%, in line with estimates and an increase over the 1.5% in October. It appears that the economy is not out of the woods on the inflation front, though we believe the PCE data on its own merits will not cause Fed action.

The Portfolios were invested in 3-year Treasuries during the fourth quarter, as our fixed income model indicated that short-term rates might begin to decline. The yield on the 3-year Treasury note actually increased 15 basis points during the quarter, rising from 4.59% to 4.74%, though it remains below the 5.13% level at the time the positions were initiated.

As of this writing, the yield curve remains inverted with the rates of 2-year Treasury notes higher than the rates on 10-year Treasury notes. That, coupled with the current Fed Fund Futures, suggests that the market is in a gray area relative to future rate expectations. Our model is near a neutral reading, as a slowing economy coupled with higher than desired inflation readings will continue to be the dichotomy the market has to digest.

Performance Perspective

Period & Average Annual Total Returns as of December 31, 2006	3 Months	1 Year	3 Years	5 Years	10 Years	Since Inception	Inception Date
Meeder Short-Term (30-3) Fixed Income Portfolios	0.70%	4.08%	1.67%	2.31%	4.13%	5.11%	12/31/88
Average 90-day US Treasury bill	1.29%	5.07%	3.27%	2.51%	3.76%	4.55%	12/31/88

The Meeder Short-Term Fixed Income Portfolios are comprised of a composite of private accounts managed by Meeder Asset Management. The Portfolios are not mutual funds or other commingled investment vehicles registered with the Securities & Exchange Commission. Results are dollar-weighted averages net of maximum management fees for those accounts with similar investment objectives. Source for benchmark data: Morningstar, Inc. Please refer to additional performance-related disclosure for the Portfolios on Page 7 of this report.

Average Portfolio Holdings as of December 31, 2006

Portfolio holdings are subject to change.

Investment Goals & Strategies

The Meeder Short-Term Fixed Income Portfolios seek to preserve capital, maximize current income, and outperform 90-day U.S. Treasury bills by 1% on an average annual basis over a market cycle. The Portfolios employ a strategy of Defensive Investing, which attempts to identify the risk/reward relationships in the bond market. If our investment discipline indicates a positive bond market environment, the Portfolios will invest fully in short-term U.S. Treasury notes. If our investment discipline indicates a negative bond market environment, the Portfolios will invest defensively in money market securities.

Page 16	Meeder Asset Management Progress Report | 4th Quarter Review

Meeder Flexible Fixed Income Portfolios
The U.S. Government Bond Fund

The Flex-Funds U.S. Government Bond fund and the Meeder Flexible Income Portfolios returned 4.13% and 3.65%, respectively, for the year ended December 31, 2006. In comparison, the Lehman Brothers Intermediate-Term Government/Credit Index returned 4.08% for the same period.

As expected, The Federal Reserve chose to leave short-term interest rates unchanged at 5.25% during the two Federal Open Market Committee meetings in the 4th quarter. The combination of a slowing economy and relatively weak housing market suggested that the Fed may begin to cut rates in the first half of 2007. Higher inflation readings at the consumer and producer levels, however, continued to cloud the markets vision on the Fed’s next move. Current Fed Fund Futures readings suggest a stable Fed during the first quarter of 2007, with the second quarter of 2007 now showing only a 20%-30% chance of a Fed Fund rate cut.

At the start of the fourth quarter, our fixed income model indicated that intermediate-term rates may fall in the months ahead. By quarter-end, however, the model’s strength began to wane, suggesting that lower rates may be further in the future than originally anticipated. The average maturity is currently hovering near its benchmark maturity

With signs of a slowing economy growing and potential inflation pressures, we will continue to monitor trend in interest rates and make appropriate adjustments to our Portfolio in response to changing market conditions.

Performance Perspective

Period & Average Annual Total Returns as of December 31, 2006	3 Months	1 Year	3 Years	5 Years	10 Years	Since Inception	Inception Date
The Flex-funds U.S. Government Bond Fund	1.04%	4.13%	1.86%	2.19%	3.76%	5.59%	12/31/88
Lehman Bros. Intermediate-Term Government/Credit Index	1.03%	4.08%	2.89%	4.52%	5.80%	4.92%	12/31/88

Meeder Flexible Fixed Income Portfolios	0.68%	3.65%	2.10%	3.22%	4.57%	6.14%	5/8/85
Lehman Bros. Intermediate-Term Government/Credit Index	1.03%	4.08%	2.89%	4.52%	5.80%	7.04%	4/30/85

The Meeder Flexible Fixed Income Portfolios are comprised of a composite of private accounts managed by Meeder Asset Management. The Portfolios are not mutual funds or other commingled investment vehicles registered with the Securities & Exchange Commission. Results are dollar-weighted averages for those accounts with similar investment objectives and are net of maximum applicable management fees. Source for index data: Morningstar, Inc. Please refer to additional performance-related disclosure for the Portfolios and the Fund on Page 7 of this report.

Average Portfolio Holdings as of December 31, 2006

Flexible Fixed Income Portfolios	The U.S. Government Bond Fund

Portfolio holdings are subject to change.

Investment Goals & Strategies

The goal of The Flex-funds U.S. Government Bond Fund and the Meeder Flexible Fixed Income Portfolios is to preserve capital, maximize current income, and provide a positive rate of return. Both the Portfolios and the Fund employ a strategy of Defensive Investing, which attempts to identify the risk/reward relationships in the bond market. If our investment discipline indicates a positive bond market environment, the Portfolios will fully invest in intermediate- to long-term U.S. Government securities. If our investment discipline indicates a negative bond market environment, the Portfolios and the Fund will invest defensively in short-term fixed income securities.

Meeder Asset Management Progress Report | 4th Quarter Review	Page 17

6125 Memorial Drive, Dublin, Ohio 43017 Toll Free 866-MEEDER-1 (633-3371) From Central Ohio: 614-766-7000 Fax: 614-766-6809 www.meederfinancial.com